UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

INFORMATION CONTAINED IN THIS REPORT

Term Loan Facility

On May 15, 2015, Red Football Limited (“Red Football”), a wholly owned subsidiary of Manchester United plc (the “Registrant”), and MU Finance plc (the “Company”) entered into a second amendment and restatement agreement with Bank of America Merrill Lynch International Limited, as agent and lender (the “Amended Secured Term Facility”), relating to the existing term facility agreement (the “Original Secured Term Facility”).  The Amended Secured Term Facility provides that the Original Secured Term Facility will be amended and restated to, among other things:

•                  reduce the outstanding principal amount of the loan to $225,000,000,

•                  reduce the interest rate to LIBOR plus an applicable margin between 1.75% per annum and 1.25% per annum (based on the total net leverage ratio at the applicable time) and

•                  extend the term of the facility to June 26, 2025.

The obligations of the Company under the Amended Secured Term Facility are guaranteed by the guarantors to the Original Secured Term Facility (the “Guarantors”), and are secured against the assets of those entities.  The Amended Secured Term Facility contains negative covenants substantially similar to the Original Secured Term Facility. The Amended Secured Term Facility also contains a financial covenant that requires Consolidated EBITDA (as defined therein) not to be less than £65,000,000 for each 12 month testing period, subject to certain conditions.

The Amended Secured Term Facility is expected to close on or about June 26, 2015, subject to satisfaction of customary closing conditions.

Debt Private Placement

On May 27, 2015, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) to issue $425,000,000 in aggregate principal amount of 3.79% Senior Secured Notes due 2027 (the “Notes”).

The Notes are unconditionally guaranteed by the Guarantors and are secured against the assets of those entities.  The Note Purchase Agreement contains financial and negative covenants substantially similar to the Amended Secured Term Facility.

The Company may prepay all or a portion of the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, upon notice to the holders for 100% of the principal amount so prepaid plus a make-whole premium as set forth in the Note Purchase Agreement.

The Company intends to use the proceeds from the sale of the Notes to:

•                  redeem the remaining $269,180,000 of its 8 3/8% Senior Secured Notes due 2017 (the “2017 Notes”);

•                  reduce the outstanding indebtedness under the Original Secured Term Facility to an aggregate principal amount of $225,000,000;  and

•                  for general corporate purposes.

The Company intends to issue a conditional notice of redemption on May 28, 2015, announcing its intent to redeem the remaining $269,180,000 in aggregate principal amount of the outstanding 2017 Notes on June 27, 2015 (the “Redemption Date”). The Company’s obligation to redeem any of the 2017 Notes on the Redemption Date will be conditioned upon the completion of a financing transaction, including Notes offering, with aggregate net proceeds in a sufficient amount to pay the redemption price for the 2017 Notes, plus accrued and unpaid interest to the Redemption Date, in full and pay all related expenses on or prior to the Redemption Date. The foregoing does not constitute a notice of redemption for any of the 2017 Notes. The formal notices of redemption are being provided separately in accordance with the terms of the indenture governing the 2017 Notes.

The Notes are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Notes have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Notes may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The Notes offering is expected to close on or about June 26, 2015, subject to satisfaction of customary closing conditions.

Revolving Credit Facility

On May 22, 2015, Red Football entered into a new revolving facilities agreement (the “New Revolving Facilities Agreement”) to replace its existing revolving facilities agreement, which among other things, provides for:

•                  an initial revolving facility of up to £125,000,000, plus the ability to incur up to a further £25,000,000 by way of incremental facilities thereunder;

•                  an initial termination date of six years from its closing; and

•                  an interest rate of LIBOR or EURIBOR, as the case may be, plus an applicable margin between 1.75% per annum and 1.25% per annum (based on the total net leverage ratio at the applicable time).

The obligations of the Company under the New Revolving Facilities Agreement are guaranteed by the Guarantors and the Company, and are secured against the assets of those entities.  The New Revolving Facilities Agreement contains financial and negative covenants substantially similar to the Amended Secured Term Facility.

The New Revolving Facilities Agreement is expected to close on or about June 26, 2015, subject to satisfaction of customary closing conditions.

On May 27, 2015, the Registrant issued a press release announcing the refinancing transactions. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

This report on Form 6-K contains statements which constitute forward looking statements. These forward looking statements are based upon the Registrant’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Registrant’s control. For example, this report states that the Amended Secured Term Facility, the New Revolving Facilities Agreement and the Notes offering are expected to close on or about June 26, 2015 and that the 2017 Notes are expected to be redeemed on June 27, 2015. In fact, the closing of these transactions are subject to various conditions as are customary in such transactions in the United States. If these conditions are not satisfied, such transactions may not close. For this reason, among others, you should not place undue reliance upon the Registrant’s forward-looking statements. Except as required by law, the Registrant undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this report.

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-191225), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued on May 27, 2015, announcing the Amended Secured Term Facility, the New Revolving Facilities Agreement and the Notes Offering.